Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2014 SECOND QUARTER RESULTS

Financial Highlights for Fiscal 2014 Second Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) reached $272.6 million in 2Q14, representing a YoY increase of 17.9%. Gross bookings for Hotels and packages increased by 55.3% YoY in 2Q14.

•	Transactions for Hotels and packages improved by 58.5% YoY in 2Q14. Transactions for air ticketing grew by 24.7% YoY in 2Q14.

•	Revenue rose 18.8% YoY to $47.4 million in 2Q14.

•	Revenue less service costs(2) increased 29.3% YoY to $23.3 million in 2Q14.

•	Revenue less service costs(2) for Hotels and packages increased 58.2% YoY for 2Q14. Hotels and packages contribution increased to 30.0% in 2Q14 versus 24.5% in 2Q13.

Gurgaon, India and New York, October 31, 2013 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its second fiscal quarter ended September 30, 2013.

“Our undeniable market leadership and superior brand recognition continues to drive MakeMyTrip to outpace overall market growth in a volatile travel environment, while making advancements in growing market share in the hotels and packages business.” said Deep Kalra, Chairman and Group CEO.

(in thousands except EPS)	3 months ended September 30, 2012	3 months ended September 30, 2013	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$45,668.8	$47,394.7	3.8%	18.8%
Revenue Less Service Costs(2)	$20,155.4	$23,309.2	15.6%	29.3%
Air Ticketing	$14,501.9	$15,242.0	5.1%	18.2%
Hotels & packages	$4,937.2	$7,078.3	43.4%	58.2%
Other	$716.3	$988.9	38.1%	52.6%
Results from Operating Activities	($3,023.1)	($5,883.5)
Adjusted Operating Profit (Loss)(3)	$55.9	($1,539.9)
Loss for the period	($1,227.8)	($7,523.3)
Adjusted Net Income (Loss)(4)	$1,171.7	($2,915.8)
Diluted earnings (loss) per share	($0.03)	($0.20)
Adjusted Diluted earnings (loss) per share(4)	$0.03	($0.08)

Operating Metrics
Gross Bookings(5)	$261,979.9	$272,553.8	4.0%	17.9%
Air Ticketing	$222,582.1	$217,692.4	-2.2%	11.3%
Hotels & packages	$39,397.8	$54,861.4	39.2%	55.3%
Number of Transactions
Air Ticketing	898.3	1,119.9	24.7%
Hotels & packages	108.9	172.6	58.5%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Income (loss) for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

OTHER INFORMATION

Share Repurchase

The following table provides information about purchases by us during the period beginning on October 1, 2012 and ending September 30, 2013 of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/01/12 – 10/31/12	NIL	$ NIL	NIL	$ NIL
11/01/12 – 11/30/12	NIL	$ NIL	NIL	$25,000,000
12/01/12 – 12/31/12	40,142	$12.63	40,142	$24,492,145
01/01/13 – 01/31/13	NIL	$ NIL	NIL	$24,492,145
02/01/13 – 02/28/13	NIL	$ NIL	NIL	$24,492,145
03/01/13 – 03/31/13	NIL	$ NIL	NIL	$24,492,145
04/01/13 – 04/30/13	NIL	$ NIL	NIL	$24,492,145
05/01/13 – 05/31/13	100	$12.50	100	$24,490,893
06/01/13 – 06/30/13	NIL	$ NIL	NIL	$24,490,893
07/01/13 – 07/31/13	NIL	$ NIL	NIL	$24,490,893
08/01/13 – 08/31/13	NIL	$ NIL	NIL	$24,490,893
09/01/13 – 09/30/13	NIL	$ NIL	NIL	$24,490,893

Total	40,242	$12.63	40,242	$24,490,893

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. In the six months ended September 30, 2013, we repurchased 100 ordinary shares at an average price of approximately $12.50 per share (excluding broker and transaction fees). As of September 30, 2013, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2014 Second Quarter Financial Results

Revenue. We generated revenue of $47.4 million in the quarter ended September 30, 2013, an increase of 3.8% (18.8% in constant currency) over revenue of $45.7 million in the quarter ended September 30, 2012.

Air Ticketing. Revenue from our air ticketing business increased by 5.6% (18.8% in constant currency) to $16.2 million in the quarter ended September 30, 2013 from $15.3 million in the quarter ended September 30, 2012. Our revenue less service costs increased by 5.1% (18.2% in constant currency) to $15.2 million in the quarter ended September 30, 2013 from $14.5 million in the quarter ended September 30, 2012. The increase in revenue less service costs was contributed by a 24.7% increase in transactions due to lower airfares in the quarter ended September 30, 2013, while average transaction value declined by 21.5% year on year. Our net revenue margin percentage (defined as revenue less service cost as a percentage of gross bookings) increased to 7.0% from 6.5% a year ago largely due to decline in average transaction value.

Hotels and Packages. Revenue from our hotels and packages business increased by 2.0% (18.0% in constant currency) to $30.2 million in the quarter ended September 30, 2013 from $29.6 million in the quarter ended September 30, 2012. Our revenue less service costs increased by 43.4% (58.2% in constant currency) to $7.1 million from $4.9 million in the quarter ended September 30, 2012. This was attributed to an increase in gross bookings by 39.2% (55.3% in constant currency) primarily due to a 58.5% increase in the number of transactions year on year. This was largely driven by the growth in our international hotel bookings aided by our acquisition of Hotel Travel Group in the quarter ended December 31, 2012.

Other Revenue. Our other revenue increased to $1.0 million in the quarter ended September 30, 2013 from $0.7 million in the quarter ended September 30, 2012, primarily due to an increase in facilitation fees on travel insurance.

Total Revenue less Service Costs. Our total revenue less service costs increased by 15.6% (29.3% in constant currency) to $23.3 million in the quarter ended September 30, 2013 from $20.2 million in the quarter ended September 30, 2012 primarily as a result of an increase of 43.4% (58.2% in constant currency) in our hotels and packages revenue less service costs and 5.1% (18.2% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses increased to $10.7 million in the quarter ended September 30, 2013 from $7.5 million in the quarter ended September 30, 2012, mainly due to consolidation of personnel expenses from acquisitions in the quarter ended December 31, 2012, annual wages increments and restricted stock units granted to the employees in the current quarter. Excluding employee share-based compensation costs, personnel expenses have increased year over year, in line with the growth in our business and from the effects of consolidating the personnel expenses associated with our acquisitions in the quarter ended December 31, 2012.

Other Operating Expenses. Other operating expenses increased by 15.7% to $17.2 million in the quarter ended September 30, 2013 from $14.9 million in the quarter ended September 30, 2012, primarily as a result of an increase in advertisement expenses and payment gateway charges and from the effects of consolidating other operating expenses associated with our recent acquisitions.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $5.9 million in the quarter ended September 30, 2013 as compared to a loss of $3.0 million in the quarter ended September 30, 2012. Excluding the effects of our employee share-based compensation costs and amortization of acquisition related intangibles for both quarters ended September 30, 2013 and 2012 and merger and acquisitions related expenses for the quarter ended September 30, 2012, we would have recorded an operating loss of $1.5 million in the quarter ended September 30, 2013 compared with an operating profit of $0.06 million in the quarter ended September 30, 2012.

Net Finance Income (costs). Our net finance cost was $1.6 million in the quarter ended September 30, 2013 as against net finance income of $1.4 million in the quarter ended September 30, 2012. This was mainly due to higher foreign exchange loss in the quarter ended September 30, 2013.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended September 30, 2013 was $7.5 million as compared to a loss of $1.2 million in the quarter ended September 30, 2012. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, net change in fair value of financial liability related to business combination and income tax benefit (expense) for the second quarter of both fiscal years 2014 and 2013 and merger and acquisitions related expenses and net loss on change in the fair value of derivative financial instruments in the quarter ended September 30, 2012, we would have recorded a net loss of $2.9 million in the quarter ended September 30, 2013 and a net profit of $1.2 million in the quarter ended September 30, 2012.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.20 for the quarter ended September 30, 2013 as compared to diluted loss per share of $0.03 in the quarter ended September 30, 2012. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, net change in fair value of financial liability related to business combination and income tax benefit (expense) for the second quarter of both fiscal years 2014 and 2013 and merger and acquisitions related expenses and net loss on change in the fair value of derivative financial instruments in the quarter ended September 30, 2012, as mentioned in the preceding paragraph, diluted loss per share would have been $0.08 in the quarter ended September 30, 2013, compared to diluted earnings per share of $0.03 in the quarter ended September 30, 2012.

Fiscal Year 2013-14 Outlook

While we are encouraged by the performance in second quarter of fiscal year 2014, we continue to remain cautious in the near term due to volatility in the rupee and domestic air fares. We would therefore like to maintain our annual constant currency growth guidance of 15%-20% for revenue less service costs. As the rupee to dollar exchange rate depreciated further from last guidance rate of 58.79 to current estimated full year rate of 60.12 per dollar, we are revising the dollar guidance range purely on account of changes in translation rate to $93 million to $97 million.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended September 30, 2013 beginning at 10:00 a.m. EDT on October 31, 2013. To participate, please dial + 1-800-299-9086 from within the U.S. or +1-617-786-2903 from any other country. Thereafter, callers will be prompted to enter the participant passcode 87164310. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-888-286-8010 and using passcode 71721064. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), direct cost related to registration of shares by the shareholders, net change in fair value of financial liability related to business combination, net loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 13, 2013, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com and www.hoteltravel.com, and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,400 hotels and guesthouses in India, more than 141,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2013	As at September 30, 2013
	(in USD)
Assets
Property, plant and equipment	9,203,826	7,729,591
Intangible assets and goodwill	34,987,017	33,458,306
Trade and other receivables, net	820,951	870,865
Investment in equity-accounted investee	1,294,082	1,201,690
Other investments	4,958,994	4,009,121
Derivative instruments	14,678	—
Term deposits	911,245	1,029,590
Non-current tax assets	—	1,567,025
Other non-current assets	527,391	489,957

Total non-current assets	52,718,184	50,356,145

Inventories	1,522,693	1,991,094
Derivative instruments	188,973	—
Current tax assets	7,535,440	5,429,416
Trade and other receivables, net	25,290,442	22,172,459
Term deposits	47,203,717	33,558,113
Other current assets	23,659,215	34,455,465
Cash and cash equivalents	36,501,478	29,528,945

Total current assets	141,901,958	127,135,492

Total assets	194,620,142	177,491,637

Equity
Share capital	18,797	18,877
Share premium	153,742,563	155,391,920
Reserves	(494,988)	(1,446,113)
Accumulated deficit	(60,964,228)	(77,483,393)
Share based payment reserve	19,901,803	25,450,268
Foreign currency translation reserve	(10,904,046)	(14,187,018)

Total equity attributable to equity holders of the Company	101,299,901	87,744,541
Non-controlling interest	694,050	670,264

Total equity	101,993,951	88,414,805

Liabilities
Loans and borrowings	284,433	199,139
Employee benefits	1,010,293	821,708
Deferred revenue	—	2,328,009
Deferred tax liabilities	383,444	350,336
Other non-current liabilities	6,804,211	6,593,757

Total non-current liabilities	8,482,381	10,292,949

Bank overdraft	866,521	—
Loans and borrowings	135,459	119,208
Trade and other payables	80,592,241	74,460,590
Deferred revenue	37,901	758,159
Other current liabilities	2,511,688	3,445,926

Total current liabilities	84,143,810	78,783,883

Total liabilities	92,626,191	89,076,832

Total equity and liabilities	194,620,142	177,491,637

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended September 30,		For the six months ended September 30,
	2012	2013	2012	2013
	(in USD)
Revenue
Air ticketing	15,304,004	16,167,665	32,488,725	31,386,369
Hotels and packages	29,648,545	30,238,140	75,408,341	91,285,563
Other revenue	716,270	988,868	1,905,949	1,886,634

Total revenue	45,668,819	47,394,673	109,803,015	124,558,566

Other income	—	33,718	—	143,804

Service cost
Procurement cost of hotel and packages services	24,711,386	23,159,820	63,361,502	73,348,263
Cost of air tickets coupon	802,135	925,679	2,403,317	1,890,692
Personnel expenses	7,533,672	10,715,275	15,151,602	20,515,242
Other operating expenses	14,875,851	17,208,352	30,619,411	37,660,197
Depreciation and amortization	768,922	1,302,765	1,488,163	2,619,160

Result from operating activities	(3,023,147)	(5,883,500)	(3,220,980)	(11,331,184)

Finance income	1,779,725	386,609	2,166,912	1,480,979
Finance costs	400,174	2,000,084	1,541,078	6,633,134

Net finance income (costs)	1,379,551	(1,613,475)	625,834	(5,152,155)

Share of loss of equity-accounted investee	(45,414)	(42,196)	(76,521)	(92,392)

Loss before tax	(1,689,010)	(7,539,171)	(2,671,667)	(16,575,731)
Income tax benefit (expense)	461,258	15,847	633,456	(38,851)

Loss for the period	(1,227,752)	(7,523,324)	(2,038,211)	(16,614,582)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	3,324,264	(1,114,365)	(674,803)	(3,286,018)
Net change in fair value of available-for-sale financial assets	629,108	(453,497)	445,654	(949,873)

	3,953,372	(1,567,862)	(229,149)	(4,235,891)

Items that never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	(70,113)	67,667	(70,113)	67,667

Other comprehensive income (loss) for the period, net of tax	3,883,259	(1,500,195)	(299,262)	(4,168,224)

Total comprehensive income (loss) for the period	2,655,507	(9,023,519)	(2,337,473)	(20,782,806)

Profit (Loss) attributable to:
Owners of the Company	(1,161,470)	(7,452,010)	(1,966,749)	(16,593,842)
Non-controlling interest	(66,282)	(71,314)	(71,462)	(20,740)

Loss for the period	(1,227,752)	(7,523,324)	(2,038,211)	(16,614,582)

Total comprehensive income (loss) attributable to:
Owners of the Company	2,714,378	(8,953,881)	(2,267,231)	(20,759,020)
Non-controlling interest	(58,871)	(69,638)	(70,242)	(23,786)

Total comprehensive loss for the period	2,655,507	(9,023,519)	(2,337,473)	(20,782,806)

Loss per share
Basic	(0.03)	(0.20)	(0.05)	(0.44)
Diluted	(0.03)	(0.20)	(0.05)	(0.44)

Weighted average number of shares
Basic	37,197,443	37,666,681	37,179,161	37,642,706
Diluted	37,197,443	37,666,681	37,179,161	37,642,706

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
							Foreign
			Reserve			Share based	currency		Non-
	Share	Share	for own	Fair value	Accumulated	payment	translation		controlling	Total
	capital	premium	shares	reserve	deficit	reserve	reserve	Total	interest	Equity
	(In USD)
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(16,593,842)	—	—	(16,593,842)	(20,740)	(16,614,582)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(3,282,972)	(3,282,972)	(3,046)	(3,286,018)
Net change in fair value of available-for-sale financial assets	—	—	—	(949,873)	—	—	—	(949,873)	—	(949,873)
Remeasurement of defined benefit (asset) liability	—	—	—	—	67,667	—	—	67,667	—	67,667

Total other comprehensive income (loss)	—	—	—	(949,873)	67,667	—	(3,282,972)	(4,165,178)	(3,046)	(4,168,224)

Total comprehensive income (loss) for the period	—	—	—	(949,873)	(16,526,175)	—	(3,282,972)	(20,759,020)	(23,786)	(20,782,806)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	7,019,490	—	7,019,490	—	7,019,490
Issue of ordinary shares on exercise of share based awards	80	1,649,357	—	—	—	(1,464,015)	—	185,422	—	185,422
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	7,010	(7,010)	—	—	—	—

Own shares acquired	—	—	(1,252)	—	—	—	—	(1,252)	—	(1,252)

Total transactions with owners	80	1,649,357	(1,252)	—	7,010	5,548,465	—	7,203,660	—	7,203,660

Balance as at September 30, 2013	18,877	155,391,920	(526,350)	(919,763)	(77,483,393)	25,450,268	(14,187,018)	87,744,541	670,264	88,414,805

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2012	2013
	(in USD)
Loss for the period	(2,038,211)	(16,614,582)
Adjustments for non-cash items	5,907,867	14,819,944
Change in working capital	5,185,363	(12,510,297)

Net cash from (used in) operating activities	9,055,019	(14,304,934)

Net cash from (used in) investing activities	(9,640,580)	10,773,814

Net cash used in financing activities	(962,959)	(1,028,711)

Increase (decrease) in cash and cash equivalents	(1,548,520)	(4,559,831)
Cash and cash equivalents at beginning of the period	43,798,230	35,634,957
Effect of exchange rate fluctuations on cash held	(1,008,420)	(1,546,181)

Cash and cash equivalents at end of the period	41,241,290	29,528,945

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2012	2013	2012	2013	2012	2013	2012	2013
Revenue	15,304,004	16,167,665	29,648,545	30,238,140	716,270	988,868	45,668,819	47,394,673

Less:
Service cost	802,135	925,679	24,711,386	23,159,820	—	—	25,513,521	24,085,499

Revenue less service cost	14,501,869	15,241,986	4,937,159	7,078,320	716,270	988,868	20,155,298	23,309,174

	Six months ended September 30,
	Air ticketing		Hotels and packages		Others		Total
	2012	2013	2012	2013	2012	2013	2012	2013
Revenue	32,488,725	31,386,369	75,408,341	91,285,563	1,905,949	1,886,634	109,803,015	124,558,566

Less:
Service cost	2,403,317	1,890,692	63,361,502	73,348,263	—	—	65,764,819	75,238,955

Revenue less service cost	30,085,408	29,495,677	12,046,839	17,937,300	1,905,949	1,886,634	44,038,196	49,319,611

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2012	2013	2012	2013
	(in USD)
Result from operating activities as per IFRS	(3,023,147)	(5,883,500)	(3,220,980)	(11,331,184)
Add: Employee share-based compensation costs	2,850,758	4,010,111	5,554,531	7,019,490
Add: Direct cost related to registration of shares by shareholders	—	—	—	114,705
Add: Merger and acquisitions related expenses	210,168	—	235,419	—
Add: Acquisition related intangibles amortization	18,124	333,467	35,840	667,210

Adjusted Operating Profit (Loss)	55,903	(1,539,922)	2,604,810	(3,529,780)

Reconciliation of Adjusted Net Income (Loss)	For the three months ended September 30,		For the six months ended September 30,
(Unaudited)	2012	2013	2012	2013
	(in USD)
Income (Loss) for the period as per IFRS	(1,227,752)	(7,523,324)	(2,038,211)	(16,614,582)
Add: Employee share-based compensation costs	2,850,758	4,010,111	5,554,531	7,019,490
Add: Direct cost related to registration of shares by shareholders	—	—	—	114,705
Add: Acquisition related intangibles amortization	18,124	333,467	35,840	667,210
Add: Net loss on change in fair value of derivative financial instrument	51,340	—	142,378	203,651
Add: Merger and acquisitions related expenses	210,168	—	235,419	—
Add (Less): Net change in fair value of financial liability related to business combination	(269,680)	279,760	(262,497)	556,479
Less: Income tax (benefit) expense	(461,258)	(15,847)	(633,456)	38,851

Adjusted Net Income (Loss)	1,171,700	(2,915,832)	3,034,004	(8,014,196)

Adjusted Earnings (Loss) per share
Diluted	0.03	(0.08)	0.08	(0.21)

	For the three months ended September 30, 2013,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air	Hotels and			Air	Hotels and
	Ticketing	packages	Other	Total	Ticketing	packages	Other	Total
Reported Growth	5.6%	2.0%	38.1%	3.8%	5.1%	43.4%	38.1%	15.6%
Impact of Foreign Currency Translation	13.2%	16.1%	13.9%	15.1%	13.1%	14.9%	14.6%	13.6%

Constant Currency Growth	18.8%	18.0%	52.0%	18.8%	18.2%	58.2%	52.6%	29.3%

	For the six months ended September 30, 2013
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air	Hotels and			Air	Hotels and
	Ticketing	packages	Other	Total	Ticketing	packages	Other	Total
Reported Growth	-3.4%	21.1%	-1.0%	13.4%	-2.0%	48.9%	-1.0%	12.0%
Impact of Foreign Currency Translation	7.5%	7.9%	7.1%	7.7%	7.6%	7.5%	7.1%	7.5%

Constant Currency Growth	4.1%	28.9%	6.1%	21.2%	5.6%	56.4%	6.1%	19.5%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended September 30,		For the six months ended September 30,
	2012	2013	2012	2013
	(in thousands, except percentages)
Number of transactions
Air ticketing	898.3	1,119.9	1,720.4	2,069.2
Hotels and packages	108.9	172.6	214.6	354.6

Revenue less service cost:
Air ticketing	14,501.9	15,242.0	30,085.4	29,495.7
Hotels and packages	4,937.2	7,078.3	12,046.8	17,937.3
Other revenue	716.3	988.9	1,905.9	1,886.6

	20,155.4	23,309.2	44,038.1	49,319.6

Gross Bookings
Air ticketing	222,582.1	217,692.4	437,244.3	468,748.4
Hotels and packages	39,397.8	54,861.4	96,208.0	139,301.4

	261,979.9	272,553.8	533,452.3	608,049.8

Net revenue margins
Air ticketing	6.5%	7.0%	6.9%	6.3%
Hotels and packages	12.5%	12.9%	12.5%	12.9%

Combined net revenue margin for air ticketing and hotels and packages	7.4%	8.2%	7.9%	7.8%